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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 2


                               (FINAL AMENDMENT)


                                      AND

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)


                                AMENDMENT NO. 11

                            ------------------------

                             THE PRESLEY COMPANIES
                       (NAME OF SUBJECT COMPANY [ISSUER])
                            ------------------------

                                  WILLIAM LYON
                                      AND
                                WILLIAM H. LYON
                                   (BIDDERS)
                            ------------------------

                SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                  741030-10-0

                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                  WILLIAM LYON
                                WILLIAM H. LYON
                          C/O WILLIAM LYON HOMES, INC.
                                4490 VON KARMAN
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (949) 833-3600
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------

                                    COPY TO:

                             DAVID A. KRINSKY, ESQ.
                             O'MELVENY & MYERS LLP
                      610 NEWPORT CENTER DRIVE, SUITE 1700
                      NEWPORT BEACH, CALIFORNIA 92660-6429
                                 (949) 823-7902

                           CALCULATION OF FILING FEE

============================================================================================
                 TRANSACTION                                     AMOUNT OF
                 VALUATION*                                    FILING FEE**
--------------------------------------------------------------------------------------------
                $6,994,608.76                                    $1,399.00
============================================================================================

* Estimated for purpose of calculating the filing fee only. This amount assumes the purchase of 10,678,792 shares of Series A Common Stock, par value $0.01 per share, of The Presley Companies, a Delaware corporation, at a price of $0.655 per share in accordance with the terms of the tender offer described herein.

** The fee, calculated in accordance with Rule 0-11(d) of the Securities
   Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

   Amount previously paid:    $1,399.00            Filing party:  William Lyon
                              -------------------                 -------------------
   Form or registration no.:  Schedule 14D-1       Date filed:    October 7, 1999
                              -------------------                 -------------------

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

                                 SCHEDULE 14D-1


   CUSIP NO. 741030-10-0                                  PAGE 2 OF 7 PAGES



---------------------------------------------------------------------------
  1.       NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
           WILLIAM LYON
---------------------------------------------------------------------------
  2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [X]
                                                                 (b) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCE OF FUNDS*
           PF, AF, OO
---------------------------------------------------------------------------
  5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) OR 2(f)                             [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           17,299,344 SHARES
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES*                                  [ ]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           33.14%
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON*
           IN
---------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 14D-1


   CUSIP NO. 741030-10-0                                  PAGE 3 OF 7 PAGES


---------------------------------------------------------------------------
  1.       NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
           WILLIAM H. LYON
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCE OF FUNDS*
           PF, AF, OO
---------------------------------------------------------------------------
  5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) OR 2(f)                            [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0 SHARES
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES*
                                                                    [X]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           0%
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON*
           IN
---------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     William Lyon and William H. Lyon (collectively, the "Purchasers") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended, the "Schedule 14D-1") relating to the Purchasers' offer to purchase up to 10,678,792 shares (subject to adjustment) of outstanding Series A Common Stock, $0.01 par value per share (the "Series A Shares"), of The Presley Companies, a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 7, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). The Purchasers also hereby amend and supplement their Statement on Schedule 13D with respect to the beneficial ownership of Series A Shares of the Company.


     The item numbers and responses thereto are in accordance with the requirements of Schedule 14D-1. Capitalized terms not defined herein have the meanings assigned thereto in the Offer to Purchase.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     Item 3 of the Schedule 14D-1 is hereby amended and supplemented as follows:


     On November 5, 1999, and pursuant to the Purchase Agreement, Presley Homes and WLHI completed the Acquisition, whereby Presley Homes and certain of its affiliates purchased substantially all of the real estate and related assets of WLHI for a cash purchase price of approximately $42.9 million and the assumption of substantially all of WLHI's liabilities. The cash portion of the purchase price is subject to subsequent adjustment as set forth in the Purchase Agreement.



     Concurrent with the closing of the Acquisition, and as contemplated by the Purchase Agreement, William Lyon agreed to the cancellation of outstanding options to purchase 750,000 shares of the Company's Common Stock. The options had previously been granted to him by the Company in respect of services rendered to the Company as a consultant.



ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.



     Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:



     The Offer expired at 12:00 Midnight, New York City time, on Friday, November 5, 1999. Based on a count by the Depositary, 5,741,454 Series A Shares (including 708,724 Series A Shares tendered pursuant to notices of guaranteed delivery) were validly tendered pursuant to the Offer, representing approximately 16.5% of the total number of Series A Shares and approximately 11% of the total number of shares of Common Stock of the Company outstanding. The Purchasers have accepted for payment all Series A Shares validly tendered pursuant to the Offer. A copy of the Purchasers' press release announcing the results of the Offer is filed as Exhibit (a)(9) hereto and incorporated herein by reference.



     On November 8, 1999, the Purchasers, as assignees of WLHI's rights and obligations under the Series B Stock Purchase Agreements, purchased an aggregate of 14,372,150 Series B Shares from the Series B Stockholders for a cash price of $0.655 per share. Such purchases were made pursuant to and in accordance with the terms of the Series B Stock Purchase Agreements. The Series B Shares are convertible on a share for share basis into Series A Shares.



     After giving effect to the share purchases pursuant to the Offer and the Series B Stock Purchase Agreements, William Lyon beneficially owns an aggregate of 17,299,344 shares of Common Stock, of which 11,181,043 shares are Series A Shares and 6,118,301 are Series B Shares. The shares of Common Stock beneficially owned by William Lyon represent approximately 33.14% of the total number of shares of Common Stock outstanding. Except as may otherwise be provided under applicable community property laws, William Lyon has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, all shares of Common Stock beneficially owned by him.



     In addition, William H. Lyon is the beneficiary of a trust which, after giving effect to the share purchases pursuant to the Offer and the Series B Stock Purchase Agreements (and the subsequent contribution by William H. Lyon of Series B Shares to such trust), owns an aggregate of 8,746,299 shares of Common Stock, of which 492,450 shares are Series A Shares and 8,253,849 shares are Series B Shares. The Shares of


                                Page 4 of 7 Pages

Common Stock owned by such trust represent approximately 16.76% of the total number of shares of Common Stock outstanding. However, William H. Lyon does not have or share, directly or indirectly, the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the shares of Common Stock owned by the trust, and thus is not considered to have beneficial ownership of such shares. William H. Lyon does not otherwise beneficially own any shares of Common Stock of the Company.



ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.



     Item 7 of the Schedule 14D-1 is hereby amended and supplemented as follows:



     WLHI has assigned all of its rights and delegated all of its obligations under the Series B Stock Purchase Agreements to the Purchasers. The Purchasers have accepted and assumed such rights and obligations and have agreed to be bound by the terms of the Series B Stock Purchase Agreements, including the covenant that for a period of three years from the closing date of the purchase of Series B Shares under the Series B Stock Purchase Agreements, neither WLHI nor any of its affiliates (including the Purchasers) will sell any shares of the Company's Common Stock, other than Series A Shares owned by any of them prior to the commencement of the Offer, unless such sale takes place in connection with a transaction in which all other holders of the Company's Common Stock are afforded an opportunity to participate pro-rata, and on the same terms and conditions as the Purchasers and their affiliates. Excluded from this restriction is the Purchasers' and their affiliates' right to transfer shares of Common Stock to and among certain affiliated entities, individuals and trusts, provided that such transferees agree to the foregoing restrictions on transfer.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 of the Schedule 14D-1 is hereby amended and supplemented to add the following exhibit which is filed herewith:


(a)(9)  Press Release, dated November 8, 1999.


                                Page 5 of 7 Pages

                                   SIGNATURE

     AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          /s/ WILLIAM LYON
                                          --------------------------------------
                                          William Lyon

                                          /s/ WILLIAM H. LYON
                                          --------------------------------------
                                          William H. Lyon


Dated: November 9, 1999


                                Page 6 of 7 Pages

                                 EXHIBIT INDEX


EXHIBIT                           DESCRIPTION
------    ------------------------------------------------------------
(a)(9)    Press Release, dated November 8, 1999.


                                Page 7 of 7 Pages